August 13, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY DST SYSTEMS, INC.
FOR PORTIONS OF THIS CORRESPONDENCE PURSUANT TO RULE 83

VIA EDGAR

Mr. Mark P. Shuman
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          DST Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010
Filed May 7, 2010
File No. 001-14036

Dear Mr. Shuman:

DST Systems, Inc. ("we", “DST” or the “Company”) is pleased to provide the following response to your comment letter dated July 16, 2010 to Mr. Kenneth V. Hager, Chief Financial Officer of DST, with respect to the above-referenced reports. Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff and the redactions are noted in the EDGAR version by bracketed periods ("[…]").

In connection with this response, DST acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our response to your comment is preceded by the comment to which it relates.  Page number references are to the pages of the Form 10-K for the year ended December 31, 2009 and the definitive proxy statement filed with the SEC on March 18, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (incorporated by reference to the definitive proxy statement filed March 18, 2010), Page 152

Comment 1. We note your response to prior comment 7 regarding the competitive harm that you believe would result from disclosure of your specific EPS targets for fiscal 2009; however, we are unable to concur with your position because your analysis does not provide a specific explanation of how the disclosure of the EPS targets reasonably threatens competitive harm. In this regard, it is unclear from your response how competitors could pull together sufficiently-specific information about your future operations and strategy from the disclosure of your EPS targets to cause you competitive harm.  Further, the case law you cite appears to concern the disclosure of information that would not otherwise be publicly available, while you have already disclosed actual EPS for fiscal 2009.  If you are unable to provide satisfactory support for the conclusion that EPS targets for a completed financial period reasonably threatens competitive financial harm, please disclose your EPS targets for fiscal 2009.

Response:  The following information to address your additional inquiry is a supplement to our response dated June 30, 2010 ("Initial Response").  The Initial Response remains pertinent, and we have not repeated it below except as necessary to address your additional inquiry.  Please consider the competitive harm factors set forth in the Initial Response in continuing to evaluate this issue.  In this response, we refer to our annual and three-year cumulative EPS goals, which are established and adjusted by the Compensation Committee of the Company's Board of Directors (the "Committee"), as "Committee Adjusted Earnings Targets" or "CAETs".

Your inquiry concerns disclosure of historical EPS targets, in this case, for the prior year.  The Staff notes that we have disclosed our actual EPS results for 2009.  It suggests that because we disclosed historical earnings results we should also disclose any compensation targets that also involve earnings per share (such as our CAETs).1  We believe that the analysis required by the case law is not whether any EPS results have been disclosed.  Rather, it is:

Part I:  Whether we have made the CAETs publicly available (the answer is "no", as shown in Section I of this response), and if not,

1We believe this position is inconsistent with the applicable case law cited in our Initial Response, with the instructions to Item 402, and with the guidance the Staff has given formally and informally.  See, e.g., the adopting release for Item 402, which provides that "to the extent a performance target has otherwise been disclosed publicly, non-disclosure pursuant to [instruction 4 to Item 402(b)] would not be permitted."  (emphasis added).

Part II:  Whether the disclosure of such information is likely to cause us competitive harm as described in Instruction 4 to Item 402(b) of Regulation S-K (the answer is "yes" as shown in Section II of this response, and also addressed in the portions of the Initial Response about which you did not make further inquiry).

I. Our Performance Targets Have Not Been Publicly Disclosed and Are Not Calculated in the Same Manner as Publicly Available Earnings Results.

CAETs have not been publicly disclosed.  Further, as demonstrated in the table below, earnings calculated in a manner similar to the CAETs are not publicly available.

COMPARISON BETWEEN CALCULATION OF EARNINGS INFORMATION ALREADY DISCLOSED AND CAETs

Column A Calculation Methods for EPS Reported in Form 10-K for 2009	Column B Comparison of 10-K Earnings Calculations (Column A) to the Method of Calculating CAETs
GAAP EPS (reported on page 95 of the 10-K as $4.87 basic and $4.84 diluted)
• GAAP EPS in Column A is not on an "if converted" basis.
• In contrast, CAETs are established by the Committee on an "if converted" basis and, in setting the CAETs, the Committee contemplates that financial results used to determine achievement of the CAETs are adjusted to eliminate or properly reflect certain nonrecurring events that are included or treated differently under GAAP.

Adjusted diluted EPS set forth as non-GAAP information (reported on page 74 of the 10-K as $3.59 diluted)
• Adjusted diluted EPS in Column A takes into account the non-GAAP items described in the 10-K reconciliation table.
• The list of adjustments for Column A calculations is broader than the list of adjustments the Committee applies for purposes of determining CAET achievement.  (Compare the list of adjustments on page 74 of the 10-K with the list of Committee adjustments on page 42 of the 2010 proxy statement.)

EPS determined under the "if converted" method (reported on page 51 of the 10-K as $4.15)
• "If converted" EPS in Column A is not adjusted for any non-GAAP items.
• In contrast, the CAETs are established by the Committee on an "if converted" basis and, in setting the CAETs, the Committee contemplates that financial results used to determine achievement of the CAETs are adjusted to eliminate or properly reflect certain nonrecurring events that are included or treated differently under GAAP.

As explained in Column B above, our CAETs for 2009, and results of achievement, were not calculated in a like manner to the disclosed earnings set forth in Column A.  Therefore, the CAETs for 2009, and the Company's level of achievement thereof, are not publicly available.

II.  The Effects of Disclosure of our Performance Targets.

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We appreciate the opportunity to provide this response.  We would appreciate the opportunity to  discuss this response with you.  If you have any questions regarding this response, please call me at 816.435-6535.

Very truly yours,

/s/ Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer

cc:           Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens
Mr. Thomas J. Lynn, Esq.
Mr. John Granda, Esq.

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